UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Catalyst Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

14888D208

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 22, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		150,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

Wayne Barr, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		150,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		372,538
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

372,538
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

372,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

David S. Oros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		298,840*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

298,840*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

298,840*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

IN

* Includes 50,000 shares of Common Stock underlying certain call options exercisable within 60 days, as further described in Item 6.

5

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

Julian Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		372,538
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

372,538
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

372,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 14888D208

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the shares of common stock, $0.001 par value (the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer”), whose principal executives offices are located at 611 Gateway Blvd., Suite 710, South San Francisco, California 94080.

Item 2.	Identity and Background.
(a)	This Schedule 13D is being filed by:

(i)	CCUR Holdings, Inc., a Delaware corporation (“CCUR”), with respect to the shares of Common Stock directly owned by it;
(ii)	JDS1, LLC, a Delaware limited liability company (“JDS1”), with respect the shares of Common Stock directly owned by it;
(iii)	David S. Oros; with respect to the shares of Common Stock directly owned by him;
(iv)	Wayne Barr, Jr., as CEO, President and Executive Chairman of CCUR; and
(v)	Julian Singer, as a managing member of JDS1.

Each of CCUR, JDS1, Messrs. Barr, Jr., Oros and Singer is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)               The principal business address of each of CCUR and Mr. Barr, Jr. is 4375 River Green Parkway, Suite 210 Duluth, Georgia 30096. The principal business address of each of JDS1 and Mr. Singer is 2200 Fletcher Avenue, Suite 501 Fort Lee, New Jersey 07024. The principal business address of Mr. Oros is 702 W. Lake Avenue, Baltimore, Maryland 21210.

(c)                The principal business of CCUR is as a long-term capital company. Mr. Barr, Jr.’s principal occupation is serving as CEO, President and Executive Chairman of CCUR and as the principal of Oakleaf Consulting Group LLC. The principal business of JDS1 is investing in securities and engaging in all related activities and transactions. Mr. Oros’ principal occupation is serving as the Founding Partner of Gamma 3 LLC. Mr. Singer’s principal occupation is investing assets held in JDS1 and other entities.

(d)               No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

7

CUSIP NO. 14888D208

(f)                Each of Messrs. Barr, Jr., Oros and Singer are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock purchased by CCUR were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate amount of funds used by CCUR for the purchase of the securities reported herein was approximately $1,424,238, including brokerage commissions.

The shares of Common Stock purchased by JDS1 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate amount of funds used by JDS1 for the purchase of the securities reported herein was approximately $4,107,788, including brokerage commissions.

The shares of Common Stock purchased by Mr. Oros were purchased with personal funds in the open market. The aggregate amount of funds used by Mr. Oros for the purchase of the securities reported herein was approximately $3,401,643, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

On July 22, 2019, the Reporting Persons delivered a letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”) expressing the Reporting Persons’ concerns with the Issuer’s precipitous value destruction and prolonged share price underperformance relative to the S&P 500 and Dow Jones Industrial Average. In the Letter, the Reporting Persons stated their belief that the Issuer has strong potential for success as a clinical-stage biopharmaceutical company, noting its recent success in certain clinical trials. Notwithstanding this milestone, the Reporting Persons stated that, in their view, the Issuer’s share price has not appreciated commensurate with expectations and that the Issuer’s shares currently trade at a significant discount. The Reporting Persons stated in the Letter that the Board should consider taking steps to remediate shareholder concerns to restore investor confidence and maximize shareholder value, including by adding shareholder representation on the Board, adopting best practices for good corporate governance and retaining an investment bank as an independent adviser to evaluate potential strategic alternatives.

The Reporting Persons stated their belief that the Board should work cooperatively with the Reporting Persons, one of the Issuer’s largest shareholders, by voluntarily adding two highly-qualified shareholder representatives to the Board in place of the legacy, long-tenured directors who were appointed to the Board in connection with the Issuer’s August 2015 reverse merger with Targacept, Inc.

In addition, the Reporting Persons questioned the Issuer’s need for a classified Board in which directors serve staggered, three year terms, at a time when shareholders need to be able to timely and decisively voice their disapproval with the Board’s complacency. Further, the Letter noted the lack of diversity on the Board, a plurality voting standard in electing directors with no director resignation policy and a supermajority voting requirement to amend the Issuer’s governing documents. The Reporting Persons further stated that they do not believe such practices reflect good governance, and urged the Board to make the necessary changes to resolve these concerns. The Reporting Persons also noted the relatively small percentage of shares of outstanding Common Stock owned by members of the Board.

The Reporting Persons concluded the Letter by stating their preference to work together with the Issuer to address the critical need for effective and experienced shareholder representation on the Board.

8

CUSIP NO. 14888D208

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned is based upon 11,980,103 shares of Common Stock outstanding as of April 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2019.

A.	CCUR

(a)	As of the date hereof, CCUR beneficially owns 150,000 shares of Common Stock, which shares are held directly by CCUR.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 150,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 150,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by CCUR during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	JDS1

(a)	As of the date hereof, JDS1 beneficially owns 372,538 shares of Common Stock, which shares are held directly by JDS1.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 372,538
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 372,538
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by JDS1 during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Mr. Oros

(a)	As of the date hereof, Mr. Oros beneficially owns 298,840 shares of Common Stock, which shares are held directly by him, including 50,000 shares of Common Stock underlying certain call options held by Mr. Oros.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 298,840
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 298,840

(c)	The transactions in the shares of Common Stock by Mr. Oros during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
9

CUSIP NO. 14888D208

D.	Mr. Barr, Jr.

(a)	As of the date hereof, Mr. Barr, Jr., as the CEO, President and Executive Chairman of CCUR, beneficially owns 150,000 shares of Common Stock, which share are held directly by CCUR.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 150,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 150,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Barr, Jr. has not entered into any transactions in the shares of Common Stock during the past sixty days. The transactions in the shares of Common Stock on behalf of CCUR during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Mr. Singer

(a)	As of the date hereof, Mr. Singer, as a managing member of JDS1, beneficially owns 372,538 shares of Common Stock, which shares are held directly by JDS1.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 372,538
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 372,538
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Singer has not entered into any transactions in the shares of Common Stock during the past sixty days. The transactions in the shares of Common Stock on behalf of JDS1 during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not Applicable.

10

CUSIP NO. 14888D208

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 23, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On March 7, 2018, CCUR sold exchange-listed, American-style put options referencing an aggregate of 25,000 shares of Common Stock, which had an exercise price of $7.50 and expired on June 21, 2019. On June, 21, 2019, 25,000 shares of Common Stock (represented by 250 options) were delivered to CCUR upon assignment of such options as further described in Schedule B annexed hereto, which is incorporated by reference herein. In addition, on March 19, 2018, CCUR sold exchange-listed, American-style call options referencing an aggregate of 25,000 shares of Common Stock, which had an exercise price of $10.00 and expired on June 21, 2019. On June 21, 2019, these call options expired worthless pursuant to their terms. Accordingly, CCUR no longer has any exposure to such options.

CCUR sold exchange-listed, American-style put options referencing an aggregate of 15,000 shares of Common Stock, which had an exercise price of $7.50 and expired on July 19, 2019, as further described in Schedule B annexed hereto, which is incorporated by reference herein. On July 19, 2019, these put options expired worthless pursuant to their terms. Accordingly, CCUR no longer has any exposure to such options. In addition, CCUR sold exchange-listed, American-style call options referencing an aggregate of 15,000 and 41,000 shares of Common Stock, which had an exercise price of $12.50 and $10.00, respectively, and expired on July 19, 2019, as further described in Schedule B annexed hereto, which is incorporated by reference herein. On July 19, 2019, these call options expired worthless pursuant to their terms. Accordingly, CCUR no longer has any exposure to such options.

JDS1 sold exchange-listed, American-style put options referencing an aggregate of 15,000 shares of Common Stock which had an exercise price of $7.50 and expired on July 19, 2019, as further described in Schedule B annexed hereto, which is incorporated by reference herein. On July 19, 2019, these put options expired worthless pursuant to their terms. Accordingly, JDS1 no longer has any exposure to such options. In addition, JDS1 sold exchange-listed, American-style call options referencing an aggregate of 20,000 shares of Common Stock, which had an exercise price $12.50 and expired on July 19, 2019, as further described in Schedule B annexed hereto, which is incorporated by reference herein. On July 19, 2019, these call options expired worthless pursuant to their terms. Accordingly, JDS1 no longer has any exposure to such options.

JDS1 sold exchange-listed, American-style put options referencing an aggregate of 11,300 shares of Common Stock, which have an exercise price of $7.50 and expire on December 20, 2019, as further described in Schedule B annexed hereto, which is incorporated by reference herein. In addition, JDS1 sold exchange-listed, American-style call options referencing an aggregate of 5,000 shares of Common Stock, which have an exercise price of $15.00 and expire on August 16, 2019, as further described in Schedule B annexed hereto, which is incorporated by reference herein

Mr. Oros purchased exchange-listed, American-style call options referencing an aggregate of 30,000 and 20,000 shares of Common Stock, which have an exercise price of $5.00 and $7.50, respectively, and expire on September 20, 2019.

Item 7.	Material to be Filed as Exhibits.
99.1	Letter to the Board, dated July 22, 2019.
99.2	Joint Filing Agreement by and among the Reporting Persons, dated July 23, 2019.

11

CUSIP NO. 14888D208

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2019

CCUR HOLDINGS, INC.

By:	/s/ Wayne Barr, Jr
	Name:	Wayne Barr, Jr.
	Title:	CEO, President and Executive Chairman

JDS1, LLC

By:	/s/ Julian Singer
	Name:	Julian Singer
	Title:	Managing Member

/s/ Wayne Barr, Jr.
Wayne Barr, JR.

/s/ David S. Oros
David S. Oros

/s/ Julian Singer
Julian Singer

12

CUSIP NO. 14888D208

SCHEDULE A

Directors and Officers of CCUR Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Wayne Barr, Jr. Officer*

Warren Sutherland Officer	Chief Financial Officer of CCUR Holdings, Inc.	4375 River Green Parkway Suite 210 Duluth, Georgia 30096	USA

David Nicol Director	Advisor for technology-based businesses	4375 River Green Parkway Suite 210 Duluth, Georgia 30096	USA

Steven G. Singer Director	Consultant for Remus Holdings Inc.	4375 River Green Parkway Suite 210 Duluth, Georgia 30096	USA

* Mr. Barr, Jr. is a Reporting Person and, as such, the information with respect to Mr. Barr, Jr. called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 14888D208

SCHEDULE B

Transactions in the shares of Common Stock During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

CCUR Holdings, Inc.

Sale of July 19, 2019 Put Option ($7.50 Strike Price)	(15,000)	0.4000	05/29/2019
Sale of July 19, 2019 Call Option ($12.50 Strike Price)	(15,000)	0.1000	05/29/2019
Delivery of Common Stock Upon Assignment of June 21, 2019 Put Option ($7.50 Strike Price)	25,000	7.5000	06/21/2019
Sale of July 19, 2019 Call Option ($10.00 Strike Price)	(11,000)	0.1500	07/03/2019
Sale of July 19, 2019 Call Option ($10.00 Strike Price)	(25,000)	0.4100	07/05/2019
Sale of July 19, 2019 Call Option ($10.00 Strike Price)	(5,000)	0.2000	07/05/2019

JDS1, LLC

Sale of July 19, 2019 Put Option ($7.50 Strike Price)	(15,000)	0.4000	05/29/2019
Sale of July 19, 2019 Call Option ($12.50 Strike Price)	(15,000)	0.1000	05/29/2019
Sale of July 19, 2019 Call Option ($12.50 Strike Price)	(5,000)	0.1500	07/05/2019
Sale of August 16, 2019 Call Option ($15.00 Strike Price)	(5,000)	0.1500	07/05/2019
Sale of December 20, 2019 Put Option ($7.50 Strike Price)	(11,300)	0.9800	07/18/2019

CUSIP NO. 14888D208

DAVID S. OROS

Sale of Common Stock	(100)	7.4109	06/17/2019
Sale of Common Stock	(200)	7.4129	06/17/2019
Sale of Common Stock	(100)	7.4150	06/17/2019
Sale of Common Stock	(600)	7.4825	06/17/2019
Sale of Common Stock	(800)	7.3950	06/17/2019
Sale of Common Stock	(700)	7.4995	06/17/2019
Sale of Common Stock	(1,300)	7.4799	06/19/2019
Sale of Common Stock	(1,700)	9.8600	07/05/2019
Sale of Common Stock	(100)	9.8800	07/05/2019
Sale of Common Stock	(100)	9.8700	07/05/2019
Sale of Common Stock	(100)	9.8900	07/05/2019
Sale of Common Stock	(4,300)	9.7100	07/05/2019
Sale of Common Stock	(2,000)	9.7600	07/05/2019
Sale of Common Stock	(700)	9.7700	07/05/2019
Sale of Common Stock	(200)	9.7900	07/05/2019
Sale of Common Stock	(100)	9.8300	07/05/2019
Sale of Common Stock	(200)	9.8200	07/05/2019
Sale of Common Stock	(500)	9.8500	07/05/2019
Sale of Common Stock	(5,000)	9.2801	07/05/2019